330 Bay Street, Suite 1400, Toronto, ON M5H 2S8 www.western-uranium.com

September 10, 2021

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Western Uranium & Vanadium Corp.
Registration Statement on Form S-1
Filed August 16, 2021
File No. 333-258861

Ladies and Gentlemen:

We have received your letter dated August 26, 2021 regarding the above referenced registration statement and hereby confirm our understanding that the Staff will not be in a position to accelerate the effectiveness of the registration statement until the Staff’s comments relating to the company’s Form 10-K for the fiscal year ended December 31, 2020 have been resolved.

We have also noted the other general comments and guidance in your letter.

Sincerely,

/s/ Robert Klein
Robert Klein
Chief Financial Officer